SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                               Commission File Number:  1-10315

                          NOTIFICATION OF LATE FILING

|_| Form 10-K    |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

         For Period Ended: June 30, 2005
                           -----------------------------------------

|_|   Transition Report on Form 10-K       |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F       |_|   Report on Form N-SAR
|_|   Transition Report on Form 11-K

        For Transition Period Ended:  Not applicable
                                      ------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HealthSouth Corporation
                         -------------------------------------
Former name, if applicable: Not Applicable
                            ------------------------------------------

Address of principal executive office: One HealthSouth Parkway
                                       ---------------------------------

City, state and zip code: Birmingham, Alabama 35243
                          ----------------------------------------------



                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


           (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b)        The subject annual report, semi-annual report, transition
 |_| report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         On June 27, 2005, HealthSouth Corporation (the "Company") filed its comprehensive Annual Report on Form 10-K ("2003 Annual Report") with the Securities and Exchange Commission (the "SEC") containing consolidated financial statements for the fiscal years ended December 31, 2003 and 2002 and a restatement of its previously issued consolidated financial statements for the fiscal years ended December 31, 2001 and 2000.

         The forensic review and reconstruction of the Company's historical financial statements required substantial resources of the Company. The Company is currently in the process of preparing its financial statements with respect to fiscal year ended December 31, 2004. As a result of the foregoing, the Company is unable to complete the preparation of its financial statements for the period ended June 30, 2005 and, therefore, will not be able to file its Quarterly Report on Form 10-Q for the period ended June 30, 2005 on a timely basis. The Company currently expects to complete the preparation of its financial statements for the fiscal year ended December 31, 2004 and file its 2004 Annual Report on Form 10-K relating thereto in the fourth quarter of 2005. The comprehensive 2003 Annual Report included a number of identified material weaknesses which the Company continues to remediate; however, since certain identified material weaknesses were not remediated as of December 31, 2004, the Company expects to report such material weaknesses in its 2004 Annual Report on Form 10-K.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

  Gregory L. Doody                     (205)                    967-7116
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        (Name)                      (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             |_|  Yes  |X| No

         As previously indicated in its Notifications of Late Filing on Form 12b-25, the Company was unable to timely file the following reports for substantially the same reasons as set forth in Part III above: (i) its Quarterly Report on Form 10-Q for the periods ended March 31, 2003, 2004 and 2005; (ii) its Quarterly Report on Form 10-Q for the periods ended June 30, 2003 and 2004; (iii) its Quarterly Report on Form 10-Q for the periods ended September 30, 2003 and 2004; and (iv) its Annual Report on Form 10-K for the fiscal years ended December 31, 2002, 2003 and 2004. As reported above, the Company filed a comprehensive 2003 Annual Report on Form 10-K with the SEC on June 27, 2005. The comprehensive 2003 Annual Report contained the required financial statements for the periods ended December 31, 2002 and 2003. The Company has not filed any of the previously described Quarterly Reports, nor did it include the required quarterly information in the comprehensive 2003 Annual Report filed with the SEC on June 27, 2005.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |_| Yes  |_|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the reasons set forth in Part III above, the Company is unable to determine the extent of any such change in its results of operations pending completion of the Company's financial statements to be included in its Quarterly Report on Form 10-Q for the period ended June 30, 2005.


                            HealthSouth Corporation
                -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          HealthSouth Corporation

                                          By:     /s/ Gregory L. Doody
                                               --------------------------------
                                               Gregory L. Doody
                                               Executive Vice President,
                                               General Counsel and Secretary

Date: August 10, 2005